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18005114

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 05 2018

Washington DC 408

SEC FILE NUMBER
8-28729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3165 E Millrock Drive. Suite 340
(No. and Street)

Holladay (City) Utah (State) 84121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Teran 801-930-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA. LLP
(Name – *if individual, state last, first, middle name*)

299 S MAIN STREET 10TH FL (Address) SALT LAKE CITY (City) UT (State) 84111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Gary W. Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
KAMALA ASAY
Commission #688821
My Commission Expires
April 27, 2020
State of Utah

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN ADVISORS

Report of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2017

CRD #013623

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

FIRST WESTERN ADVISORS

Report of Independent Registered Public Accounting Firm
and Financial Statements
December 31, 2017
CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

Page

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition – December 31, 2017 2

Statement of Operations for the Year Ended December 31, 2017 3

Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2017 4

Statement of Cash Flows for the Year Ended December 31, 2017 5

Notes to Financial Statements 6-16

OTHER INFORMATION

Computation of Net Capital – December 31, 2017 17

Report of Reconciliation with Focus Filing for the Year Ended December 31, 2017 18

Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 – December 31, 2017 19

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 – December 31, 2017 20

Report of Independent Registered Public Accounting Firm (Exemption Report) 21

Exemption Report of First Western Advisors 22

BDO

Tel: 801-269-1818
Fax: 801-266-3481
www.bdo.com

299 S. Main
10th Floor
Salt Lake City, UT 84111

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
First Western Advisors
Salt Lake City, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Western Advisors (the "Broker-Dealer") as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in the Computation of Net Capital (Schedule 1), Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule 2) and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 (Schedule 3) has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information included in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2016.

March 1, 2018

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2017

Assets	
Current Assets	
Cash and Cash Equivalents	$ -
Commissions Receivable	755,124
Marketable Securities, at Fair Value	926,963
Other Receivables	38,131
Total Current Assets	1,720,218
Property and Equipment	
Property and Equipment, Net	62,725
Other Assets	
Intangible Asset, net	287,463
Notes Receivable - Related Party	8,855
Deposits	73,282
Total Other Assets	369,600
Total Assets	$ 2,152,543
Liabilities and Stockholders' Equity	
Current Liabilities	
Accounts Payable	11,392
Margin Debt	46,630
Commissions Payable	190,264
Accrued Liabilities	86,803
Current Portion of Other Liabilities	64,721
Total Current Liabilities	399,810
Other Liabilities	
Deferred Tax Liability	47,804
Capital Lease Obligation	10,420
Note Payable - Black Book Purchase	175,922
Total Other Liabilities	234,146
Total Liabilities	633,956
Stockholders' Equity	
Preferred Stock - 1,000,000 shares authorized, no par value	
Series A non-voting, 1,000,000 authorized, 700,000 issued and outstanding	700,000
Common Stock - 20,000,000 shares authorized, no par value	
Class A voting, 1,000,000 authorized, 500,000 issued and outstanding	-
Class B non-voting, 19,000,000 authorized, 9,500,000 issued and outstanding	-
Paid in Capital	5,000
Retained Earnings	813,587
Total Stockholders' Equity	1,518,587
Total Liabilities and Stockholders' Equity	$ 2,152,543

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Operations
For the Year Ended December 31, 2017

Revenue	
Commissions	$ 1,416,879
Investment Advisory Fees	2,698,139
Interest and Dividends	18,400
Other Revenue	145,063
Net Securities Gains	117,760
Total Revenue	4,396,241
Expenses	
Commissions, Employee Compensation, and Benefits	2,879,841
Floor Brokerage, Exchange, and Clearance fees	478,018
Communication and Data Processing	77,187
Occupancy	270,829
Interest	25,342
Professional Fees and Services	199,191
Other Expenses	203,188
Gain on Equipment Disposal	(1,437)
Total Expenses	4,132,159
Net Loss from Operations	264,082
Net Loss Before Income Taxes	264,082
Income Tax Provision (Benefit)	59,454
Net Income	204,628
Less Preferred Dividend	(49,500)
Net Income Applicable to Common Shareholders	$ 155,128
Net Income per Share:	
Basic and Diluted	$ 0.02
Basic and Diluted Available to Common Shareholders	0.02
Basic and Diluted Weighted Average Shares Outstanding	10,000,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Preferred Shares	Preferred Stock	Common Shares	Paid-in Capital, Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2016	792,000	$ 792,000	10,000,000	$ 5,000	$ 658,459	$ 1,455,459
Preferred Stock Dividend	-	-	-	-	(49,500)	(49,500)
Preferred Stock Redemption	(92,000)	(92,000)				(92,000)
Net Income for the period ended December 31, 2017	-	-	-	-	204,628	204,628
Balance, December 31, 2017	700,000	$ 700,000	10,000,000	$ 5,000	$ 813,587	$ 1,518,587

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net Loss	$	204,628
Adjustments to reconcile Net Loss to net cash from operating activities:		
Depreciation & amortization		100,911
Unrealized securities gains		(106,706)
Gain on disposition of equipment		(1,437)
Deferred taxes		59,254
Changes in operating assets and liabilities:		
Increase in commissions receivable		(61,311)
Decrease in other receivables		6,202
Decrease in prepaid expenses		17,910
Decrease in accounts payable		(28,846)
Decrease in commissions payable		(24,454)
Decrease in accrued liabilities		(6,876)
Net Cash from Operating Activities		159,275
Cash Flows from Investing Activities		
Purchase of equipment		(8,703)
Purchase of investments		(306,406)
Proceeds from sale of investments		199,558
Net Cash from Investing Activities		(115,551)
Cash Flows from Financing Activities		
Margin debt borrowing		46,630
Principal payments from owner note receivable		32,528
Principal payments on capital lease		(3,681)
Principal payments on book purchase		(58,825)
Payment of preferred dividend		(49,500)
Redemption of preferred stock		(92,000)
Net Cash from Financing Activities		(124,848)
Net Decrease in Cash		(81,124)
Beginning Cash Balance		81,124
Ending Cash Balance	$	-
Supplemental Disclosures:		
Cash paid for income taxes		100
Cash paid during the year for interest		25,342

FIRST WESTERN ADVISORS
Notes to Financial Statements
For the Year Ended December 31, 2017

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investment opportunities. The Company was incorporated under the laws of the State of Utah in July 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA]. The Company is headquartered in Salt Lake City, Utah and it maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses recorded in the Statement of Operations. The fair value is based on the closing quote price of each individual security.

Commissions Receivable

The Company records commissions when earned. Commissions receivable are periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. As of December 31, 2017, the allowance for doubtful accounts is $0.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), ASC 740, "Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company classifies interest and penalties related to taxes as Other Expenses. The Company recorded no interest or penalties for the year ended December 31, 2017.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. The amount expensed for the year ended December 31, 2017 was $11,213.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are billed quarterly in arrears but are recognized and accrued in the month they are earned.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share

In accordance with ASC Topic 260, "Earnings per Share," Basic earnings (loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average of common shares outstanding for the period. Net income/(loss) available to common shareholders represents net income/(loss) reduced by an allocation of cumulative preferred dividends. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive common share equivalents. There are no common stock equivalents outstanding; thus, basic and diluted income or loss per share calculations are the same.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank and money market funds, with original maturity of three months or less when purchased, to be cash and cash equivalents.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

All the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Intangible Assets

Identifiable intangible assets represent book purchases entered into by the Company. The book purchase is being amortized over its useful life, which is five years.

Certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The major provision of the update requires that lessees recognize assets and liabilities arising from leases previously classified as operating leases on the balance sheet. The provisions of the update are effective for financial statements issued for annual period beginning after December 15, 2019 with early adoption permitted. The Company is currently evaluating the impact of the provisions on its financial statements.

FASB Accounting Standards Update 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, entities will need to use more judgment and make more estimates than under current guidance. These judgments and estimates may include identifying

performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires an entity to disclose sufficient qualitative and quantitative information surrounding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification, and further permits the use of either a retrospective or cumulative effect transition method. The FASB agreed to a one-year deferral of the original effective date of this guidance and, as a result, it will become effective for fiscal years and interim periods after December 15, 2018. We expect to adopt ASU 2014-09 as of January 1, 2019.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, "Balance Sheet Classification of Deferred Taxes" To simplify the presentation of deferred income taxes, the FASB issued ASU 2015-17 to require that all deferred tax liabilities and asset of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and presented as a single noncurrent amount in a classified balance sheet. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company has adopted this ASU as a part of these financial statements.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. The Company is insured by SIPC up to a ceiling of $500,000, including a maximum of $250,000 for cash claims. Balances above those thresholds would be a concentration risk.

NOTE C PROFIT SHARING PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. The Company contributed $61,647 during 2017.

NOTE D SIGNIFICANT CONCENTRATIONS

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE E MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at fair value as follows:

Equity Securities	$	926,963
Total Marketable Securities	$	926,963

The unrealized holding gains on trading securities for 2017 is $106,706 which has been included in current earnings. The cumulative unrealized holding gain is $23,573. The cost basis of the marketable securities is $903,390. See Note M for fair value measurements.

NOTE F LEASES

The Company entered into a lease agreement on February 15, 2013 for their current office space. The lease is for a seven-year term which will expire on November 30, 2020 with current monthly rent of $21,307. Office rent expense for 2017 was $265,442 which included additions for operating expense overages. The Company recognizes rent on a straight-line basis over the term of the lease. As of December 31, 2017, the rent escalation accrual balance was $71,886.

NOTE F LEASES (Continued)

The following is a schedule by years of future minimum lease payments required by operating leases.

Year	Required Minimum Lease Payments
2018	258,879
2019	266,665
2020	251,382
Total	$ 776,926

The Company has a capital lease for office equipment with an implied interest rate of 12% due in monthly installments of $473 through January 2021. As of December 31, 2017, the Company had a liability of $14,571. This obligation is secured by the equipment. The balance sheet includes $21,264 in equipment under this capital lease with accumulated depreciation of $7,983. Depreciation on the asset for the year is $4,253. This balance is included with other equipment on the balance sheet.

The following is a schedule of future minimum lease payments on this lease:

Year	Amount
2018	5,676
2019	5,676
2020	5,676
2021	473
Total	$ 17,501

FIRST WESTERN ADVISORS
Notes to Financial Statements
For the Year Ended December 31, 2017

NOTE G INCOME TAXES

The provision for income taxes consists of the following:

Deferred	$	59,454

The 2017 net deferred tax accounts include the following amounts of deferred tax liabilities:

	Taxable Temporary Difference	Expected Tax Rate	Deferred Tax Asset (Liability)
Deferred tax liability			
Federal	(723,637)	21%	$ (151,964)
State	(723,637)	5%	(36,182)
Total net deferred tax liability			(188,146)
Deferred tax asset			
Federal	575,441	21%	120,843
State	389,976	5%	19,499
Total net deferred tax asset			140,342
Net deferred tax liability			$ (47,804)

The deferred tax liability results from differences in book and tax depreciation, accrual and tax method of accounting for income and expense, recognition of unrealized losses on securities and net operating loss carryovers as of December 31, 2017.

The Company has the following Federal carry forwards available at December 31, 2017:

Operating Loss Carryforwards

Expires	Amount
2032	$ 1,916
2036	237,018
	$ 238,934

FIRST WESTERN ADVISORS
Notes to Financial Statements
For the Year Ended December 31, 2017

NOTE G INCOME TAXES (Continued)

A reconciliation of the difference between the expected income tax expense or benefit computed at the combined federal and state statutory income tax rates (26%) and the Company's income tax expense is shown in the following table:

Expected provision [taxes on Federal income before taxes]	$	68,661
Non-deductible expenses		753
Dividends received deduction		(3,133)
Other		(6,827)
Total actual provision	$	59,454

The Company has evaluated its tax positions for uncertainties and determined that any required adjustments would not have a material impact on the Company's statements of financial condition, operations, or statement of cash flows.

All years prior to 2014 are closed by expiration of the statute of limitations. The tax year ended December 31, 2014, will close by expiration of the statute of limitations in September 2018. The years ended December 31, 2014, 2015, 2016 and 2017 are open for examination.

NOTE H PROPERTY & OTHER INTANGIBLES

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The major classes of assets as of the balance sheet date are as follows:

Asset Class		Cost		Accumulated Depreciation/ Amortization		Net Book	Method/Life
Equipment	$	181,423	$	125,415	$	56,008	SL/5-7 years
Leasehold		12,212		5,495		6,717	SL/10 years
Total	$	193,635	$	130,910	$	62,725	

Depreciation expense was $18,252 during 2017.

NOTE H PROPERTY & OTHER INTANGIBLES (Continued)

On June 7, 2016 the Company entered into a contract to purchase a book of business of a retiring broker. The Company made two initial installments of $51,500 each in the months of June and July 2016 with the remaining balance to be paid in 60 equal monthly payments of $6,866. The net present value of the promised 62 payments amounted to $451,744. The asset is being amortized under the straight-line method over the 62-month period which approximated the estimated useful life.

In accordance with the contract, a review of the clients retained at the one-year anniversary was completed in 2017. Based on that review it was determined that there would be a reduction to $6,180 for the remaining 51 payments. The net present value of those remaining payments required a reduction to the contract cost and the related indebtedness in the amount of $30,498. The adjusted asset is being amortized under the straight-line method over the remaining 51-month period which approximates the estimated useful life.

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book	Method/Life
Intangible Assets	$ 421,246	$ 133,783	$ 287,463	SL/62 mo

Amortization expense was $82,660 during 2017. The following is a schedule of future amortization expense.

Year	Amount
2018	80,216
2019	80,216
2020	80,216
2021	46,815
Total	$ 287,463

NOTE I NOTES RECEIVABLE – RELATED PARTY

During 2014 the Company made two separate unsecured loans to the Company's President and majority shareholder. The amounts of the loans were $30,000 each to be repaid with 48 monthly payments of principal and interest of $698. Interest is being charged at a rate of 5.5%. At December 31, 2016 none of the 2016 payments were made. The loan was brought current and all 2016 payments were made on February 14, 2017. The outstanding principal and accrued interest balance for both loans at December 31, 2017 is $8,855.

NOTE J NOTE PAYABLE

The Company entered into a contract to purchase a book of business for $515,000 with two initial payments of $51,500 paid in June and July of 2016. The remaining balance of the obligation is to be paid in 60 equal monthly installments of $6,866. No interest rate was stated in the contract however management determined that a discount rate of 6.5% would be used to determine the fair value paid for the book based on our incremental borrowing rate. As stated in NOTE H the net present value of these payments was $451,744.

In accordance with the contract, a review of the clients retained at the one-year anniversary was completed in 2017. Based on that review it was determined that there would be a reduction to $6,180 for the remaining 51 payments. The net present value of those remaining payments required a reduction to the contract cost and the related indebtedness in the amount of $30,498.

The remaining principal balance under the contract at December 31, 2017 was $236,493 with $60,571 due within one year. The following is a schedule of principal payments due over the next four years.

Year	Amount
2018	60,571
2019	64,628
2020	68,956
2021	42,338
Total	$ 236,493

NOTE K NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital in excess of $250,000. At December 31, 2017, the Company had net capital of $1,169,835 which was $919,835 in excess of its required net capital of $250,000.

NOTE L PREFERRED AND COMMON STOCK

As of December 31, 2016, there were 792,000 preferred shares issued and outstanding. On December 27, 2017 92,000 preferred shares were redeemed at $1 per share for $92,000. The Series A Preferred Shares accumulate dividends at a rate of $0.015625 per share per quarter, but are only payable upon declaration by the board of directors. The cumulative preferred dividends for the year ending December 31, 2017 were $49,500. The Company paid $49,500 in dividends during 2017. Undeclared, cumulative dividends as of December 31, 2017 were $9,761. Dividends to other classes of stock are restricted until cumulative dividends are paid to Series A Preferred shares. The Series A Preferred Shares have liquidation preferences over other classes of stock up to the amount of $1 per share.

NOTE M FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table provides our financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2017:

		Fair Value Measurements Using:		
Description	Total Fair Value at December 31, 2017	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Marketable securities	$ 926,963	$ 926,963	$ -	$ -

NOTE N SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 1, 2018, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal year ended December 31, 2017.

Schedule 1

FIRST WESTERN ADVISORS
Computation of Net Capital
For the Year Ended December 31, 2017

Net Capital		
Total stockholders' equity	$	1,518,586
Deduct stockholder's equity not allowable for net capital	$	-
Total stockholders' equity qualified for net capital	$	1,518,586
Add:		
Subordinated borrowings allowable in computation of net capital	$	-
Other (deductions) or allowable credits:		
Deferred income taxes payable	$	-
Fixed liability related to broker's book	$	236,493
Total capital and allowable subordinated borrowings	$	1,755,079
Deductions and/or charges:		
Nonallowable assets:		
Prepaid income taxes	$	-
Furniture, equipment, and leasehold improvements, net	$	(62,725)
Deferred tax asset	$	-
Other Assets	$	(357,732)
Net capital before haircuts on securities positions	$	1,334,622
Haircuts on securities		
Securities collateralizing secured demand notes	$	-
Trading and investment securities	$	(164,787)
Net capital	$	1,169,835
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued liabilities, expenses, and other	$	263,203
Accounts and other borrowings not qualified for Net capital purposes	$	86,458
Total aggregate indebtedness	$	349,661
Computation of basic net capital requirement		
Minimum net capital required	$	23,311
Minimum net capital requirement	$	23,311
Net capital requirement (statutory)	$	250,000
Excess net capital	$	919,835
Excess net capital at 1500%	$	1,117,386
Excess net capital at 1000%	$	1,134,867
Ratio: Aggregate indebtedness to net capital		.30 to 1

Schedule 1

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2017

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	1,169,835
Differences due to offsetting various asset accounts against related liabilities	$	-
Audit Adjustments to record additional compensation	$	-
Other audit adjustments (net)	$	-
Other items (net)	$	-
Net Capital per the preceding	$	1,169,835

FIRST WESTERN ADVISORS
Schedule of Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
For the Year Ended December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

FIRST WESTERN ADVISORS
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3
For the Year Ended December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.

BDO

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
First Western Advisors
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying First Western Advisor's Exemption Report, in which (1) First Western Advisors identified the following provision of the Securities and Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which First Western Advisors claimed an exemption from Rule 15c3-3 paragraph (k)(2)(ii) (the "exemption provision") and (2) First Western Advisors stated that First Western Advisors met the identified exemption provision throughout the most recent fiscal year without exception. First Western Advisor's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the First Western Advisor's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

BDO USA, LLP
Salt Lake City, Utah
March 1, 2018

FIRST WESTERN ADVISORS | WEALTH MANAGEMENT

3165 EAST MILLROCK DRIVE, SUITE 340 HOLLADAY, UTAH 84121 **MEMBER** FINRA|SIPC

First Western Advisor's Exemption Report

First Western Advisors is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief the Company states the following:

First Western Advisors claims an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii): Where First Western Advisors is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker dealer (National Financial Services.) National Financial Services maintains and preserves books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

First Western Advisors met the exemption provision 17 C.F.R. §240.15c3-3 (k)(2)(ii) through its entire fiscal year for 2017.

I, Gary Teran, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_______________ 3/1/2018

Gary Teran
Chief Executive Officer
First Western Advisors

Report Date

Tel. 801-930-6500 Toll Free: 800-937-3500 Fax. 801-930-6501 **www.fwainvest.com**

Independent Accountant's Report

To the Board of Directors of First Western Advisors,
3165 East Millrock Drive, Suite 340
Holladay, UT 84121

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by First Western Advisors (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We noted no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017.

   We noted no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We noted no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   We noted no differences as a result of the procedures.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We noted no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

BDO USA, LLP

BDO USA, LLP
Salt Lake City, UT
March 1, 2018